Exhibit 99.1

MESSAGE TO OUR SHAREHOLDERS

Fiscal 2003 was a further difficult year for Cedara Software Corp., but also a year of significant transition. It saw fundamental changes in the organization and sound progress in positioning the Company for profitability:

      o As reported following the end of Fiscal 2002, the Company underwent a leadership change late in the first quarter of fiscal 2003. This was followed in the second quarter of fiscal 2003 with the elimination of a complete layer of senior management.

      o The plan to reduce costs, streamline operations and improve efficiencies also addressed other core expense categories - research and development, sales and marketing, and general and administration, which in total were reduced by 21% or $5.8 million, compared to fiscal 2002 levels. This was accomplished by a 13% reduction in staff (to an average of 261 in fiscal 2003 from 299 the previous year) and reduction of discretionary expenditures wherever possible without impairing core capabilities.

      o Operations were consolidated into Cedara's leased headquarters and adjoining vacated premises were sublet in the fourth quarter, incurring a non-cash lease exit charge of $0.6 million.

      o Cedara's customer relationships have also received priority attention which has resulted in the identification of exciting new opportunities that should significantly improve results in 2004 and beyond.

      o Organization focus and efficiency has improved significantly and the streamlined leadership team is functioning well.

As anticipated in our 2002 Message to Shareholders, the excess level of pre-purchased software licenses in the hands of our customers did have a major negative impact on fiscal 2003 revenues, which declined by $15.4 million or 34% compared to the previous year. This decline in our higher-margin sales products was obviously detrimental to overall gross profit margins, which declined to 63% from 75% in fiscal 2002. We believe that by the end of fiscal 2003 the software license inventory held by customers had been drawn down by approximately $10.8 million to roughly $6.7 million, from an estimated $17.5 million at the beginning of the year. Based on this we expect revenue to rebound in fiscal 2004.

Executing turnarounds is never easy and often takes longer than anticipated. Nevertheless, despite the challenges of fiscal 2003, we are convinced that, as a result of difficult decisions taken during the past year, Cedara has emerged a stronger company with a bright future and in fundamentally better condition to meet the challenges and capitalize on the opportunities of fiscal 2004. Our optimism is based on the following:

      o Cedara has talented staff, strong business relationships with major players in the healthcare industry and excellent technology.

      o The Company is in stronger shape operationally, with a reduced break-even level at an annual revenue of approximately $38.5 million.

      o Sales channels with normalized inventory levels in a healthcare industry that continues to grow as it benefits from improving global economies.

We would like to extend our thanks and appreciation to our loyal staff for their hard work and perseverance in working through a difficult year. To our customers, who have continued to support us, we express our deep appreciation. And we thank our Shareholders for continued patience and for believing in the unrealized potential Cedara offers. We intend to do everything possible in 2004 to make good on this belief.







/s/Peter J. Cooper                     /s/Abe Schwartz

Peter J. Cooper                        Abe Schwartz
Chairman                               President and Chief Executive Officer



Management Discussion and Analysis

The following information should be read in conjunction with the Company's audited Consolidated Financial Statements and the notes thereto. All financial information is presented in Canadian dollars unless otherwise noted. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). To the extent applicable to the Consolidated Financial Statements, Canadian GAAP conforms in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except as described in note 24 to the Consolidated Financial Statements. All references to a year, which are included elsewhere in this annual report, refer to the fiscal year that ended June 30th of that year.


Overview of the Company

The Company is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. The Company is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company develops and markets software for all major digital modalities and currently uses a business-to-business model to market its products and technology through Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs").

The Company generates revenue in three ways:

      o  by developing and licensing its software technology and products;

      o through development of custom software for healthcare equipment manufacturers; and

      o  through service and support provided to its customers.

Principal Products and Services

The Company believes it has the most diverse product and service offering of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images; sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography ("CT"), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging ("MRI"), nuclear medicine, positron emission tomography ("PET"), and ultrasound. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System ("PACS") workstations have been licensed to date.

To accurately assess a patient's condition, it is often necessary to create a view into the human body. This was initially achieved with the familiar X-ray machine. Over the past 30 years, more refined views were made possible due to more advanced medical equipment such as computed tomography ("CT") scanners, magnetic resonance imagers ("MRI"), ultrasound imagers, digital X-ray and nuclear medicine imagers.

In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.


Cedara(TM) OpenEyes(TM) Platform

Software development can be accelerated by building applications on a software platform consisting of libraries and tools. In 1991, the Company developed a software imaging platform, called Imaging Application Platform ("IAP(R)"), which has, over the past 12 years, been used by the Company to develop imaging technologies and products for sale to OEMs and VARs, as well as licensed to these customers as a development platform for their development of custom applications.

The Company's most advanced imaging software platform, called OpenEyes(TM), incorporates the stable imaging code of IAP(R) into a flexible, componentized architectural framework, which allows the Company and its OEM partners to rapidly develop new imaging applications for medical devices and medical imaging information systems. OpenEyes(TM) is also used in some custom engineering projects by the Company to accelerate the development of applications for OEM customers.

The Company's IAP(R) software is embedded in approximately 30% of MRIs currently in use, is embedded in approximately 82% of all PET-CT systems installed in the United States and approximately 30% of PET-CT Systems sold globally.

Imaging Information Systems - Cedara(TM) I - Suite(TM) of PACS Products

Once a digital medical image is created, the ongoing value of that image is diminished, unless it can be stored, retrieved, transmitted, distributed and displayed. The second phase of the clinical workflow process, image management, involves the use of PACS networks to perform these functions. These networks allow electronic images to be reviewed and analyzed on a computer screen by healthcare specialists at remote locations, from a hospital terminal to a radiologist's home office. Central electronic archives eliminate the problem of lost films, and reduce storage and distribution costs.

The Company's full range of PACS products enable Cedara to provide complete integrated PACS solutions for any clinical environment. The Company believes that its knowledge and expertise in developing image acquisition technology for the dominant medical device OEMs has strengthened the reliability and clinical relevance of the Company's PACS solutions and that the functionality and scalability of the Company's products exceeds those of many of its competitors.

The Company's Cedara(TM) I-Suite(TM) product line comprises innovative applications such as:

      1. Cedara(TM) I-Softview(TM), a family of clinically reliable, workflow-oriented diagnostic and review workstations, including:

            a. Cedara(TM) I-Report(TM) - a radiologist diagnostic workstation which utilizes automated workflow, presentation protocols, and advanced post-processing toolsets;

            b. Cedara(TM) I-Read(TM) - a workstation optimized for
               multi-modality viewing, where the user preferences and intuitive user interfaces enable efficient and effective workflow for reporting physicians and specialists;

            c. Cedara(TM) I-View(TM) - a simple and cost effective review workstation that provides DICOM connectivity with a high performance display, allowing clinicians easier access to patient data;

      2. Cedara(TM) I-Store(TM), a scalable, web-enabled, truly DICOM-compliant archiving solution with a distributed system architecture, which is designed to meet the evolving performance and redundancy requirements of healthcare enterprises; and

      3. Cedara(TM) I-Reach(TM), a web-based DICOM image distribution server, which allows referring physicians and clinicians to have fast and timely access to patient information.


The Company licenses these products to OEMs and VARs as full solutions and individually as products to complement customers' existing portfolio of PACS offerings. The Company also offers PACS solutions for specific modalities, such as OrthoWorks(TM), a family of products that can be used individually with an existing PACS or together as a complete orthopedic, web-enabled package.

Applications

The Company has successfully leveraged its core imaging expertise to develop products for new markets and utilize its knowledge of multiple modalities to leverage products into new clinical applications. The following products demonstrate this achievement:

    (i) Cedara(TM) I-Acquire(TM), a universal software acquisition console with optimized workflow for multiple X-ray modalities, such as Digital Radiography ("DR"), Computed Radiography ("CR") and Digitized Film ("DF");

    (ii) Cedara(TM)DICOMIT(R)Information Manager, a solution that upgrades any medical modality system to complete DICOM 3.0 connectivity;

    (iii) Cedara(TM)DICOMIT(R)Cardiac Information Manager(TM), a solution that upgrades any cardiac ultrasound system to complete DICOM 3.0 connectivity;

    (iv) Cedara(TM) Volume Explorer(TM), a real time 3D rendering and visualization software engine that can be embedded in any Windows environment within an ultrasound console, review station or acquisition device;

    (v) Cedara(TM) Baby Explorer(TM), a software only solution that adds 3D fetal imaging to any existing ultrasound system, allowing expectant parents, during scheduled ultrasound examinations, to view and record 3D images months before a baby's arrival; and

    (vi) Cedara(TM) Vivace(TM), a suite of 3D visualization software plug-in components for examining images acquired from CT and MRI scanners, allowing advanced 3D visualization and use of diagnostic tools that are easily plugged into imaging workstations already installed in the field, or into new medical imaging devices.

DICOM, which stands for "Digital Imaging and Communications in Medicine" is the industry standard for digital medical images and associated patient data, as defined by the National Electrical Manufacturers Association and American College of Radiology. The Company offers DICOM connectivity solutions for non-DICOM modalities as well as ultrasound that make it possible to upgrade installed systems with DICOM standard features and functionality.

Cedara Engineering Services

Custom engineering is the part of the Company's business that undertakes software development under contract. Several established companies have entrusted the Company with the custom development of medical imaging software embedded in the core products they produce. Software developed under contract by the Company includes operator console software for CT scanners, MRIs, nuclear medicine imagers, and other devices.

The Company also provides training, technical, and maintenance services to its customers. Service contracts are often built into the overall agreement with the customer, thereby providing an ongoing revenue stream.

Product Distribution and Markets

The Company's current business model is to sell exclusively through major healthcare OEMs and VARs. As an independent supplier of imaging software to medical equipment manufacturers, the Company has established a global presence, and has fostered long-term relationships with major companies in the healthcare industry by applying its broad range of skills and continually enhancing its intellectual property. The Company believes that its integrated solutions are well positioned to address the needs of a growing number of hospitals converting to digital image management.

The Company's software powers all major modalities in medical imaging including MRI, CT scanners, PET, nuclear medicine, ultrasound, digital x-ray, and mammography. The Company is one of the few independent developers with this broad range of capabilities. The Company's proprietary imaging platform has an installed base of approximately 20,000 licenses, a key revenue metric in the software industry.

The Company's products are sold throughout the world by value added resellers, systems integrators and original equipment manufacturers including Philips Medical Systems, GE Medical Systems, Hitachi Medical Corporation, Cerner Corporation, EMed Technologies, and Toshiba Medical Systems.

FISCAL 2003 Business Highlights

Board and Executive Appointments

      o On August 8, 2002, the Company announced that Abe Schwartz, the President of Schwartz Technologies Inc., had been appointed to the Company's Board of Directors following the resignation of William Breukelman.

      o During the first quarter of fiscal 2003, the Company underwent a change of management, resulting in the appointment of Abe Schwartz as President and Chief Executive Officer and Peter Cooper as Chairman of the Board of Directors, following the resignation of Dr. Michael Greenberg in September 2002.

      o On September 26, 2002, the Company announced the appointment of Stephen Pincus, a partner at the law firm Goodmans LLP, to the Company's Board of Directors.

      o In November 2002, the Company announced that Arun Menawat, the President and Chief Operating Officer, would not be standing for re-election as a director at the Company's Annual General Meeting held on November 26, 2002 and that he was relinquishing his position as an officer of the Company.

      o During the second quarter ended December 31, 2002, the Company eliminated a layer of management - three vice presidents and two senior director level employees - as part of the plan to streamline operations and increase efficiencies.

Operations

During fiscal 2003, the Company took major steps to improve the fundamentals of the business including restructuring of the management team, and the refocusing of the business operations on customer service, quality, product innovation, and distribution expansion and realigning operations.

The Company launched a number of new products, technologies and marketing initiatives such as:

      o In August 2002, the Company announced the release of Cedara(TM) I-Route(TM), a teleradiology DICOM gateway that compresses and distributes clinical studies to physicians at remote locations across point-to-point connections, allowing these remote physicians to better manage high volumes of medical images;

      o Also in August 2002, the Company launched Cedara(TM) I-Acquire(TM), a universal software application in which multiple digital detectors, CR scanners and X-ray generators can be integrated into a powerful acquisition console, which improves ease of use and productivity for busy technologists, as well as giving original equipment manufacturers and system integrators the freedom to choose and quickly package detectors, scanners, and generators from different vendors into an assortment of tailored solutions, thereby addressing a broader range of clinical applications with less effort and faster time to market;

      o In November 2002, the Company announced several initiatives associated with its entrance into the medical imaging market in China, including funding from the Canadian International Development Agency, the signing of a cooperation agreement with the Hong Kong Polytechnic University to deploy PACS, and the signing of a partnership agreement with the largest Hospital Information System ("HIS") company in China. Since November 2002, the Company has entered into arrangements with a number of companies in China, including Beijing WanDong Medical Equipment Co., Landwind Industrial Co. Ltd. and Shan Dong XinHua Medical, to distribute the Company's digital X-ray, PACS and 3D imaging applications to the Chinese market;

      o In January, 2003, the Company announced the release of Cedara(TM) 3D Baby Explorer(TM) software, an application that adds 3D fetal imaging to any existing ultrasound system, allowing expectant parents, during scheduled ultrasound examinations, to view and record 3D images months before a baby's arrival; and

      o In March 2003, the Company launched Cedara(TM) Vivace(TM), a suite of 3D visualization software plug-in components for examining images acquired from CT and MRI scanners, allowing advanced 3D visualization and use of diagnostic tools that are easily plugged into imaging workstations already installed in the field, or into new medical imaging devices.

Liquidity and Capital Resources

      o On August 27, 2002, Analogic Corporation ("Analogic") agreed to provide an additional guarantee in support of the Company's operating line of credit with National Bank of Canada ("NBC"), by increasing its supporting letter of credit by up to $3.0 million, on an as required basis, in increments of $1.0 million. The letter of credit automatically renews each year unless the issuing bank is notified by Analogic at least 60 days prior to the December 20 expiry date of its intention to not extend the term of the letter of credit. Along with the $3.0 million increase, Analogic agreed to make available up to $2.0 million of additional support.

      o On October 18, 2002, Cedara issued to Analogic a promissory note in the principal amount of US$0.65 million bearing interest at the prime rate of interest (based on the rate set by the Sovereign Bank of Boston). On the same day, the parties amended their existing indemnity and security agreement, dated December 14, 2001, to extend its application to the newly issued promissory note. The note was repaid on January 16, 2003.

Nasdaq Listing

      o In March 2003, the Company received a Nasdaq Staff Determination indicating that it had failed to comply with either the US$1.00 minimum bid price requirement or the US$2.5 million minimum shareholders' equity requirement for continued listing on the Nasdaq SmallCap Market. Following an oral hearing before the Nasdaq Listing Qualifications Panel on May 1, 2003, the Company was granted conditional continued listing on the Nasdaq SmallCap Market, subject to the requirement that it was to make a public filing prior to June 30, 2003 evidencing that the Company had attained a minimum of US$3.5 million in shareholders' equity. On May 8, 2003, the Company received confirmation from Nasdaq staff that it had regained compliance with the US$1.00 minimum bid price requirement. After exploring various options to cure the minimum shareholders' equity requirement of US$3.5 million, the Board of Directors concluded that none of the options available to the Company was in the best interest of the shareholders. As a result, the Company did not attain the US$3.5 million in shareholders' equity prior to June 30, 2003. On July 3, 2003 the Company's common shares were delisted from Nasdaq and became eligible for trading on the OTC Bulletin Board under the symbol "CDSWF".

Significant Events and Actions Subsequent to Year-end

      o Subsequent to June 30, 2003, Analogic increased the letter of credit by $2.0 million which temporarily increased the Company's borrowing capacity under the current operating line to $14.0 million. On October 31, 2003, the bank operating line will revert to $12.0 million unless further extended by the bank in writing. Analogic also agreed to extend the term of the expiry of the letter of credit to December 20, 2004.

Forward-Looking Statements

Certain statements contained in the Annual Report, Consolidated Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. When used in these documents, the words, "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the Company's expectations concerning its licensed software products and relating to the sufficiency of capital to meet working capital and capital expenditure requirements are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" below. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Risk Factors

Liquidity

The Company's operating line of credit with the National Bank of Canada ("NBC") is fully secured by Analogic Corporation ("Analogic"), through a letter of credit issued to NBC. Because of the letter of credit guarantee, NBC does not require the Company to comply with any financial covenants. There can be no assurance that Analogic will continue to support the Company's operating line of credit past the current renewal date of December 20, 2004, or that the Company would be able to maintain or replace its operating line of credit without support from Analogic. The Company has experienced operating losses in the current fiscal year and prior years and there can be no assurance that the Company's operations will be profitable on a go-forward basis. The Company's ability to obtain additional financing is subject to a number of factors, including market conditions and its operating performance that may make the timing, amount, terms and conditions of additional financing unattractive for the Company. If the Company raises additional funds by selling equity securities, the relative equity ownership of its existing shareholders could be diluted or the new investors could obtain terms more favorable than those that apply to existing shareholders. If the Company raises additional funds through debt financing, it could incur significant borrowing costs and become subject to restrictive covenants, including restrictions on further indebtedness, restrictions on liens and restrictions on merger, consolidation or sale of assets.

Major Customers

The Company's strategy is to provide products and services to multiple divisions of the largest companies in the medical imaging industry. As a result, the Company has two customers each representing 10% or more of its consolidated revenues and, on an aggregate basis, these two customers represented approximately 41% of the Company's consolidated revenue for the fiscal year ended June 30, 2003. Any disruption in the Company's relationships with these customers could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Dependence on Key Personnel

Loss of any senior management or other key personnel of the Company could have a disruptive effect on the implementation of the Company's business strategy and the efficient running of day-to-day operations. In particular, the Company may need to hire additional sales people, technical staff (especially software engineers and developers), managerial and marketing personnel. Competition for personnel throughout the health care and information technology industries is intense. The Company may be unable to retain its key employees or attract, assimilate, retain or train other necessary qualified employees, thereby restricting its growth potential.

Fluctuations in Quarterly Financial Results

The Company typically realizes a larger percentage of its annual revenue and earnings in the third and fourth quarter of each fiscal year, and lower revenue and earnings in the first quarter of the fiscal year, principally due to the timing of annual license contract renewals from major customers. As a result of this seasonality, the Company is required to manage its working capital to ensure that it has sufficient liquidity to meet its operating needs throughout the year. There can be no assurance that the Company will be able to effectively manage its working capital requirements in the future.

Exchange Rate Fluctuations

The Company derives primarily all of its revenue from sales outside of Canada and the majority of contracts are denominated in U.S. dollars. Accordingly, the prices realized by the Company are affected by changes in the exchange rate of Canadian dollars for U.S. dollars or Canadian dollars for other foreign currencies. The majority of the Company's costs are payable in Canadian dollars and, therefore, the financial results of the Company are subject to foreign currency exchange rate fluctuations. In recent months, there has been a significant decline in the value of the U.S. dollar in terms of the Canadian dollar. This has had an adverse effect on the Company's results of operations. Further decline in the value of the U.S. dollar in terms of the Canadian dollar could have an additional adverse effect on the Company's results of operations.

Competitors

The Company operates in a single industry segment, and services the diagnostic imaging, image management, and therapy phases of the clinical workflow process. The primary competitors for the Company's diagnostic imaging products are the internal development groups of large diagnostic imaging companies. The primary competitors for the Company's management products are various "PACS" software vendors that offer solutions that are similar to those offered by the Company.

Some of the Company's current or future competitors may have significantly greater financial, technical, marketing and other resources than the Company. These competitors may be able to undertake more extensive research and development, manufacturing, and marketing efforts and may be able to adopt more aggressive pricing policies. In addition, some of the Company's competitors have more extensive customer bases and broader customer relationships that could be leveraged, including relationships with the Company's current and potential customers. Some of the Company's competitors also have significantly more established customer support and professional services organizations and more extensive direct and indirect sales channels than the Company. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than the Company. As a result, the Company may not be able to maintain its competitive position and market share against current or future competitors, which could seriously harm its business and results of operations.

Technological Change

The market for Cedara's products is characterized by rapid and significant technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The development of new technologies, commercialization of those technologies into products, and market acceptance and customer demand for those products is critical to the Company's success. Successful product development and introduction depends upon a number of factors, including new product selection, timely and efficient completion of product design, product performance at customer locations and development of products by competitors. If the Company does not properly identify the feature preferences of its existing and potential customers, or if it fails to deliver features that meet the requirements of these customers on a timely basis, the Company's ability to market its products successfully and to increase its revenues will be impaired.

International Operations

The Company's business operations outside the United States and Canada subject it to numerous inherent potential risks associated with international operations, including:

      o  customizing the Company's products for foreign markets;

      o  establishing relationships with foreign companies;

      o  import or export licensing requirements;

      o  longer payment cycles;

      o increases in tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

      o  potential adverse tax consequences;

      o  limited or unfavorable intellectual property protection;

      o seasonal reductions in business activity during the summer months in Europe and some other parts of the world; and

      o  recessionary environments in foreign economies.

Intellectual Property

The Company is heavily dependent upon proprietary technology. The Company has been issued eight patents and has 33 patents pending. In addition, the Company has further patent applications under evaluation with respect to software technology currently under development.

The Company relies principally upon patent, copyright, trademark, and trade secret laws to protect its proprietary technology. Where appropriate, the Company also enters into nondisclosure agreements with persons to whom it reveals its proprietary information, such as original equipment manufacturers that the Company works with concerning future products. There can be no assurance, however, that these laws or nondisclosure agreements will be adequate to prevent misappropriation or independent third-party development of the same or similar technology.

It is possible that the Company's intellectual property rights could be successfully challenged by one or more third parties, which could result in its inability to exploit, or its loss of the right to prevent others from exploiting, certain intellectual property. In addition, reverse engineering, unauthorized copying or other misappropriation of the Company's technology could enable third parties to benefit from its technology without paying the Company for it, which could significantly harm its business.

Any claims or litigation initiated by the Company to protect its proprietary technology could result in significant expense to the Company and divert its technical and management resources, whether or not the claims or litigation are determined in favor of the Company.

There is also a risk that the Company's current or future products may infringe upon third party proprietary technology. The medical imaging industry is characterized by frequent claims and related litigation regarding patent and other intellectual property rights. If a third party were to sustain a valid claim against the Company and any required license was not available on commercially reasonable terms, the Company's financial condition and operating results could be materially and adversely affected. The Company could be required to pay infringement damages, modify its products to be non-infringing, discontinue offering products that are found to be infringing, or indemnify its customers. Furthermore, defending the Company against such claims could divert a significant portion of the Company's technical and management resources, whether or not the claims are determined in favor of the Company.

Regulatory Clearances and Approvals for New Products

Many of the Company's products and services are subject to regulation as medical devices in the United States by the United States Food and Drug Administration (the "FDA"), and are subject to regulation in Canada under Health Canada's Medical Devices Regulations and in other countries by corresponding regulatory authorities. The Company's ability to market new products and improvements to existing products depends upon the timing of appropriate licenses, pre-market clearance or approval from the FDA, Health Canada, or any foreign counterparts. Failure to comply with applicable domestic or foreign regulatory requirements at any time during the production, marketing or distribution of products regulated by the FDA, Health Canada or any foreign counterparts could result in, among other things, seizures of products, total or partial suspension of production, refusal to grant licenses, clearances or approvals, withdrawal of existing licenses, or criminal prosecution, any one of which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Product Liability and Insurance

The Company's business subjects it to the risk that it will incur product liability claims. No assurance can be given that the insurance coverage limits of the Company would be adequate to protect it against any product liability claims that may arise. The Company may require additional product liability insurance coverage as the Company commercializes new products or improves existing products. This insurance is expensive and may not be available on acceptable terms, or at all. Uninsured product liability claims could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

RESULTS OF OPERATIONS

For the year ended June 30, 2003 ("fiscal 2003"), the Company recorded net loss of $13.3 million or $0.55 per share compared to a net income of $1.5 million or $0.07 per share in the year ended June 30, 2002 ("fiscal 2002"). The net loss was a result of decreased revenue of $15.4 million, partially offset by savings of $4.8 million in operating expenses in fiscal 2003.

Net income in the previous year included income of $5.0 million from discontinued operations.

Results of Continuing Operations

For the year ended June 30, 2003, revenue was $30.1 million compared to $45.5 million in fiscal 2002, a decrease of $15.4 million or 34%. The net loss from operations for fiscal 2003 was $13.3 million or $0.55 per share compared to a net loss of $3.6 million or $0.17 per share in the previous year.

Revenue

Revenue by Product Category
(in millions of dollars)

--------------------------- ---------- ---------- --------- ---------- ------------------------ ---------- --------------
                                                                           Variance Inc./
                                                                               (Dec.)
                                                                            2003 vs 2002
                                       % of                 % of                                              % of
                               2003      Total        2002    Total         $           %           2001      Total
--------------------------- ---------- ---------- --------- ---------- ----------- ------------ ---------- --------------
Software licenses               11.6      39%         27.9     61%        (16.3)       (58%)         22.1       47%
Engineering services            14.6      48%         15.3     34%         (0.7)        (4%)         17.7       38%
Services and other               3.9      13%          2.3      5%          1.6         69%           6.9       15%
--------------------------- ---------- ---------- --------- ---------- ----------- ------------ ---------- --------------
Total                          $30.1     100%        $45.5    100%     $(15.4)         (34%)        $46.7      100%
--------------------------- ---------- ---------- --------- ---------- ----------- ------------ ---------- --------------


For fiscal 2003, software license revenue decreased by $16.3 million or 58% to $11.6 million, and engineering services revenue decreased by $0.7 million or 4% to $14.6 million. The combined decline in software license and engineering services revenue of $17.0 million was marginally offset by an increase in services and other revenue of $1.6 million or 69%.

The 58% decrease in software license revenue does not reflect a loss of customers, but is attributable to the impact of a temporary inventory overhang of software licenses held by customers resulting primarily from bulk sales of licenses by the Company in the preceding year. The Company estimates that customer held software license inventory has declined from an estimated $17.5 million at the beginning of fiscal 2003 to approximately $6.7 million at the end of fiscal 2003.

The decline in revenue from engineering services reflects the completion of two major custom engineering contracts during the second quarter of the previous year. These two major contracts contributed revenue of $3.7 million in the previous year. While not able to completely replace the revenue from these two major contracts, the Company did sign four new smaller contracts in fiscal 2003 that contributed revenue of $2.5 million. Fiscal 2003 engineering service revenue includes $0.5 million that was payable in the form of common shares in one of the Company's customers. The shares have been recorded as long-term investments on the Company's balance sheet.

The increase of 69% in services and other revenue to $3.9 million for the year ended June 30, 2003 was due to higher sales of ultrasound hardware systems of $1.4 million and higher service and support revenue of $0.2 million. The higher sales of ultrasound hardware systems resulted from the addition of three new customers and increased orders from existing customers.

Overall, the decline in value of the U.S. dollar in fiscal 2003 compared to fiscal 2002 negatively impacted revenue by approximately $0.6 million, since substantially all of the Company's revenue is billed and payable in U.S. dollars.

Revenue by Geographic Region
(In millions of dollars)

--------------------------- ---------- ---------- --------- -------- ------------------------- ----------- --------------
                                                                          Variance Inc./
                                                                              (Dec.)
                                                                          2003 vs. 2002
                                       % of                 % of                                               % of
                               2003      Total        2002   Total        $            %            2001       Total
--------------------------- ---------- ---------- --------- -------- ------------ ------------ ----------- --------------
Asia                            13.4       44%        23.0      51%      (9.6)       (42%)          19.5        42%
United States                    8.7       29%        12.4      27%      (3.7)       (30%)          17.7        38%
Europe                           8.0       27%        10.1      22%      (2.1)       (20%)           9.5        20%
--------------------------- ---------- ---------- --------- -------- ------------ ------------ ----------- --------------
Total                          $30.1      100%       $45.5     100%  $(15.4)         (34%)         $46.7       100%
--------------------------- ---------- ---------- --------- -------- ------------ ------------ ----------- --------------


In fiscal 2003, revenue from Asia decreased by $9.6 million or 42%. The decline is predominantly the result of lower engineering services revenue from the two major contracts mentioned above and lower license revenue from one customer.

Revenue from the United States decreased by $3.7 million or 30% during fiscal 2003. The decline is due primarily to lower software license revenue described above, offset marginally by an increase in services and other revenue from new and existing customers.

Revenue from Europe declined by $2.1 million or 20% due to impact of lower software license sales as mentioned above, specifically to two large existing OEM customers.

Gross Margin

Gross margin was $19.0 million or 63% of revenue in fiscal 2003, a decrease of $15.2 million or 44% compared to $34.2 million or 75% of revenue in fiscal 2002. The decline in gross margin is attributable to lower software license revenues on which the Company earns higher margins. As discussed above, revenue from software license fees declined by 58% in fiscal 2003. The decline in gross margin is also a result of increased services and other revenue on which the Company earns lower margins.

Operating Expenses

Total operating expenses for fiscal 2003 were $31.2 million, a decrease of $4.8 million or 13% from the $36.1 million incurred in fiscal 2002. Excluding the impact of severance costs, operating expenses were lower by $6.2 million or 18% in fiscal 2003. The decline in overall operating expenses reflects the Company's cost reduction initiatives.

During fiscal 2003, the Company eliminated a layer of senior management - three vice presidents and two senior director positions. To implement these changes, the Company incurred a one-time charge of $2.2 million for severance costs in the first and second quarters.

The expense reductions were achieved by reducing overall staff by 13% from an average of 299 in fiscal 2002, to an average of 261 in fiscal 2003.

Research and Development                           2003        Change          2002          Change           2001
(In millions of dollars)
----------------------------------------------- ----------- -------------- ------------- --------------- ----------------
Research and Development                           $9.4         (22%)         $12.1            -%             $12.1
As a percentage of total revenue                   31%                         27%                             26%


Research and development costs for fiscal 2003 were $9.4 million compared to $12.1 million in the previous year. The decrease is due primarily to savings in salary and related costs of approximately $2.1 million. The Company continued to invest in new software products such as I-Acquire(TM) for digital radiography, the Company's new components based OpenEyes(TM) platform, 3D Baby Explorer(TM) for 3D ultrasound imaging, Vivace(TM) for 3D visualization, and in significantly enhancing the Company's existing line of PACS products.

Sales and Marketing
(In millions of dollars)                           2003        Change          2002          Change           2001
----------------------------------------------- ----------- -------------- ------------- --------------- ----------------
Sales and Marketing                                $4.1         (18%)          $5.1          (26%)            $6.8
As a percentage of total revenue                   14%                         11%                             15%


Sales and marketing costs for fiscal 2003 decreased by $1.0 million or 18% to $4.1 million compared to $5.1 million in fiscal 2002. The $1.0 million decrease in fiscal 2003 is due primarily to savings in salary and related costs of approximately $0.8 million, reduced travel and marketing expenses of approximately $0.1 million, and savings in expenses incurred on tradeshows of approximately $0.1 million.

General and Administration
(In millions of dollars)                           2003        Change          2002          Change           2001
----------------------------------------------- ----------- -------------- ------------- --------------- ----------------
General and Administration                         $8.2         (21%)         $10.3          (20%)            $12.9
As a percentage of total revenue                   27%                         23%                             28%


General and administration expenses in fiscal 2003 were $8.2 million, a decrease of $2.1 million or 21% compared to the $10.3 million incurred in fiscal 2002. The decrease in fiscal 2003 was due to the reduction in staff and ongoing cost reduction initiatives. The $2.1 million reduction reflects savings in salary and related costs of approximately $1.0 million, reduced legal costs of $0.5 million, and savings in non-recurring expenses related to consolidating staff and equipment in one facility in early fiscal 2002, offset partially by an increase in insurance expenses of approximately $0.5 million.

Severance Costs
(In millions of dollars)                           2003        Change          2002          Change           2001
----------------------------------------------- ----------- -------------- ------------- --------------- ----------------
Severance Costs                                    $2.3         $1.4           $0.9          $(1.1)           $2.0


The $2.3 million expense in fiscal 2003 reflects a charge resulting from the elimination of a layer of senior management and of other staff. Between July 2002 and June 2003, the Company reduced its overall payroll and related costs by approximately 13%.

Other Charges
(In millions of dollars)                           2003        Change           2002          Change          2001
------------------------------------------------ ---------- -------------- ------------- --------------- ----------------
Bad debt expense                                    1.0          0.6           0.4           (2.4)             2.8
Computer and equipment operating    leases
                                                    1.2          0.1           1.1           (0.2)             1.3
Amortization of deferred financing costs             -            -            -             (1.0)             1.0
Provision (recovery) for employee
share             purchase and other loans
receivable                                         (0.1)        (1.0)          0.9           (0.2)             1.1
Foreign exchange loss (gain) and other              0.7          1.0          (0.3)          (1.5)             1.2
------------------------------------------------ ---------- -------------- ------------- --------------- ----------------
                                                   $2.8          $0.7           $2.1         $(5.3)            $7.4
------------------------------------------------ ---------- -------------- ------------- --------------- ----------------

The bad debt expense in fiscal 2003 includes $0.7 million relating to one customer. Operating leases are the costs associated with leasing computer and office equipment. The recovery of employee share purchase and other loans receivable reflects the partial recovery of outstanding employee share purchase loans provided for in fiscal 2002 and fiscal 2001. The amount of $0.9 million in fiscal 2002 represents a provision against outstanding amount of loans to the former Chairman and Chief Executive Officer. Other expenses of $0.7 million in fiscal 2003 comprise mainly realized and unrealized foreign exchange losses associated with U.S. dollar items. The foreign exchange loss is a result of the significant decline in the value of the U.S. dollar during the latter half of fiscal 2003.

Lease Exit Costs
(In millions of dollars)                    2003         Change          2002        Change      2001
---------------------------------------- ----------- -------------- ------------- ----------- -----------
Loss on sublease                            0.3           0.3             -           -           -
Write down of leasehold improvements        0.3           0.3             -           -           -
---------------------------------------- ----------- -------------- ------------- ----------- -----------
                                            $0.6          $0.6            $-          $-          $-
---------------------------------------- ----------- -------------- ------------- ----------- -----------

As a part of ongoing cost reduction initiatives the Company consolidated operations into one leased facility, and entered into a sublease agreement for the vacated premises on April 23, 2003. The Company has recorded a liability for net costs that will continue to be incurred for the remaining term of the existing lease. The liability and the corresponding cost of $0.3 million have been recorded at its fair value by estimating the net present value of the future cash outflows, net of expected sublease rental income.

In addition, the Company determined that the carrying value of the leasehold improvements in the subleased premises would not be fully recoverable and has recorded a charge of $0.3 million against the shortfall of the carrying value of the leasehold improvements over the related undiscounted future cash flows.

Depreciation and Amortization
(In millions of dollars)                   2003        Change          2002          Change           2001
--------------------------------------- ----------- -------------- ------------- --------------- ----------------
Amortization of intangibles                1.5          (0.2)          1.7           (0.1)             1.8
Depreciation and amortization              2.4          (1.4)          3.8            1.0              2.8
--------------------------------------- ----------- -------------- ------------- --------------- ----------------
                                           $3.9         ($1.6)         $5.5           $0.9             $4.6
--------------------------------------- ----------- -------------- ------------- --------------- ----------------


Depreciation and amortization decreased by $1.6 million to $3.9 million in fiscal 2003 compared to $5.5 million recorded in fiscal 2002. The decrease is due primarily to the decrease in the net book value of the Company's capital assets and full amortization of intangibles acquired during the acquisition of Dicomit in fiscal 2000 resulting in a monthly decrease in amortization expense of $0.1 million.

Other Income and Expenses

Interest expense, net
(In millions of dollars)            2003        Change          2002          Change           2001
-------------------------------- ----------- -------------- ------------- --------------- ----------------
Interest expense, net               $1.1        ($0.6)          $1.7           $0.7            $1.0


Interest charges for fiscal 2003 were $1.1 million, a decrease of $0.6 million compared to fiscal 2002. The decrease in interest expense during fiscal 2003 is a result of lower interest rates, and lower financing of accounts receivable.

RESULTS OF DISCONTINUED OPERATIONS

On June 29, 2001 the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary Surgical Navigation Specialists Inc. ("SNS") and its subsidiaries. The liabilities of SNS have been settled and a final distribution to the creditors of SNS has been made by the court appointed receivers. As a result, the Surgical Navigation business segment is presented as discontinued operations in the consolidated financial statements.

During fiscal 2003, the main activity under discontinued operations was payments to Carl Zeiss Inc. ("Zeiss") in terms of a settlement agreement and payment of other accrued liabilities associated with the discontinued operations. Further details on discontinued operations can be found in note 6 to the Consolidated Financial Statements.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (the "SEC") requested that all registrants describe their most "critical accounting policies" in the management discussion and analysis section of publicly filed annual reports. The SEC has indicated that a "critical accounting policy" is one which is both important to the portrayal of a company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company believes that the following policies represent its critical accounting policies.

Management has discussed the application of these critical accounting policies with the Audit Committee of the Company's Board of Directors and with the full Board of Directors. This review is conducted annually.

Revenue Recognition

The Company's revenues are derived from product revenues comprising primarily software license fees, engineering services, hardware sales and service revenues, which include customer support, product upgrades, installation and training. Fees for services are billed separately from licenses of the Company's products. The Company recognizes revenue in accordance with Canadian GAAP which, in the Company's circumstances, are not materially different from the amounts that would be determined under the provisions of the American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition", as amended by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions", for all transactions involving the sale of software products and hardware transactions where the software is not incidental. For hardware transactions where software is incidental, and hardware transactions where no software is involved, the Company considers the provisions of Staff Accounting Bulletin 101, "Revenue Recognition", in determining the appropriate accounting treatment.

The Company recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, collection of the resulting receivable is reasonably assured and the fee is fixed and determinable. The Company relies on contracts, and purchase orders as evidence of an arrangement. Generally, delivery is completed when a master copy of the software is shipped to the customer. Management assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company generally does not request collateral from customers. If the Company determines that collection of a fee is not reasonably assured, it defers the fee and recognizes revenue at the time collection becomes reasonably assured. The Company assesses whether the fee is fixed and determinable at the outset of the arrangement based on the payment terms associated with the transaction.

Certain software arrangements can include multiple elements, where the Company is required to determine the fair value of each element in assessing whether the fee is fixed and determinable. The elements which may be included in the Company's software arrangements comprise product licenses, maintenance and support, as well as training, implementation and engineering services. The Company limits its assessment of vendor specific objective evidence of fair value (VSOE) for each element to the price charged when the same element is sold separately. If VSOE of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method.

Under the residual method, the Company establishes VSOE for maintenance and support based on contract specified renewal rates. Accordingly, if all other revenue recognition criteria are met, revenue from licenses is recognized upon delivery using the residual method in accordance with SOP 98-9 and maintenance and support revenue is recognized ratably over the term of the maintenance period.

The Company's software products are fully functional upon delivery and implementation and do not require significant modification or alteration.

The Company provides services under time-and-material or fixed-price contracts that historically are longer than one year in duration. Under time-and-material and fixed-price contracts, where costs are generally incurred in proportion with contracted billing schedules, revenue is recognized when the customer may be billed. This method is expected to result in reasonably consistent profit margins over the contract term. For certain fixed-price contracts, the Company follows percentage-of-completion accounting, when reasonably dependable estimates of revenue and expenses can be made.

Service revenues related to ongoing customer support and product upgrades are recognized over the life of the contract, which is typically 12 months, or when the services are performed. Product license fees and service revenues that have been prepaid but do not yet qualify for recognition under the Company's revenue recognition policy are reflected as deferred revenue on the Company's consolidated balance sheet.

Application of the revenue recognition rules associated with software revenue and engineering services involves judgment in determining whether individual transactions meet the revenue recognition rules. The development and selection of this accounting policy has been discussed with the Company's audit committee.

Goodwill

On July 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, Goodwill and Other Intangible Assets ("CICA 3062"), which required the Company to re-classify certain intangible assets to goodwill and cease amortization of goodwill, unless an impairment exists.

In accordance with the requirements of CICA 3062, this change in accounting policy was not applied retroactively and the amounts presented for prior periods, have not been restated for this change.

Under CICA 3062, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to have been impaired and the second step of the impairment test becomes unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations before discontinued operations.

The determination of impairment requires that management make estimates and exercise judgment in evaluating the fair value of goodwill. In order to do this it is necessary to identify the reporting unit associated with the goodwill and to assess the value of the goodwill in the context of that reporting unit. It has been determined that the Company consists of a single reporting unit. As a result, goodwill is tested for impairment at a corporate level. The Company uses the quoted market price of its shares as a basis for fair value measurement.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of capital assets is measured by comparison of their carrying amount with the undiscounted projected future net cash flows the long-lived assets are expected to generate. If the carrying value exceeds the estimated amount recoverable, a write down equal to the excess of the carrying value over the asset's fair value is charged to the consolidated statement of operations.

The Company assesses the recoverability of intangible assets with finite lives by determining whether the carrying amounts can be recovered through undiscounted projected future net cash flows. The amount of impairment, if any, is measured based on undiscounted projected future net cash flows relative to the carrying amount of the asset.

Liquidity and Capital Resources

The Company's consolidated balance sheets as at June 30, 2003 and 2002 are summarized as follows:


Consolidated Balance Sheets

-------------------------------------------------------- -------------------- ---------------------
(In millions of dollars)                                       2003                    2002
-------------------------------------------------------- -------------------- ---------------------
Current assets of continuing operations                     $    6.9             $      13.6
Less:   Current liabilities of continuing operations           (16.3)                   (9.9)
-------------------------------------------------------- -------------------- ---------------------
Working capital (deficiency) of continuing operations           (9.4)                    3.7
Current liabilities of discontinued operations                  (2.5)                   (4.0)
-------------------------------------------------------- -------------------- ---------------------
Working capital (deficiency)                                   (11.9)                   (0.3)

Capital assets                                                   2.6                     3.0
Long-term portfolio investment                                   0.5                       -
Goodwill                                                         9.1                     9.1
Intangible assets                                                0.5                     1.9
Deferred development costs                                       0.3                     0.9
-------------------------------------------------------- -------------------- ---------------------
                                                           $     1.1             $      14.6
-------------------------------------------------------- -------------------- ---------------------
Represented by:
Convertible debentures                                     $     2.9             $       2.8
Non-current Liabilities of discontinued operations                 -                     0.3
Non-current portion of provision for loss on sublease            0.1                       -
-------------------------------------------------------- -------------------- ---------------------
                                                                 3.0                     3.1
Shareholders' equity (deficiency)                               (1.9)                   11.5
-------------------------------------------------------- -------------------- ---------------------
                                                           $     1.1             $      14.6
-------------------------------------------------------- -------------------- ---------------------


As of June 30, 2003, the Company held current assets from continuing operations of $6.9 million principally in the form of accounts receivable of $5.5 million, inventory of $0.5 million and prepaid expenses and other assets of $0.9 million.

The Company's working capital position at June 30, 2003 declined by $11.6 million from June 30, 2002 reflecting a decline in working capital from continuing operations of $13.1 million, offset partially by reduced current liabilities of discontinued operations of $1.5 million.

The decline in working capital from continuing operations of $13.1 million is due primarily to lower accounts receivable of $6.1 million, increased bank indebtedness of $4.6 million and increased accounts payables and accruals of $2.3 million. The decrease in accounts receivable reflects lower sales in the fourth quarter of fiscal 2003, improved cash collections, lower extended term receivable balances, and an increased bad debt provision of $0.8 million. The Company financed specific receivables, with aggregate book values of $1.8 million and received net proceeds of $1.6 million, through the issuance of bills of exchange. Prior to June 30, 2003, bills of exchange amounting to $0.9 million were settled. At June 30, 2003, a bill of exchange amounting to $0.9 million was not yet due for settlement. There are no collectibility or billing problems with customers or classes of customers, other than as provided in the financial statements. There were no significant changes in credit terms during the fiscal year 2003.

The decline in current liabilities from discontinued operations of $1.5 million reflects primarily payments made to Zeiss under the terms of the settlement agreement as described below.

Continuing operating activities used cash of $1.4 million in fiscal 2003, an improvement of $2.0 million, compared to $3.4 million used in fiscal 2002. The decrease in cash used in operating activities in fiscal 2003 resulted mainly from decreased working capital requirements of $7.5 million, as explained above, offset by cash used in operations before working capital changes of $8.9 million. The $3.4 million in cash usage in fiscal 2002 reflects cash generated from operations before changes in working capital of $2.9 million offset by a $6.3 million increase in working capital requirements.

Investing activities consumed cash of $1.2 million in fiscal 2003 compared to providing cash of $2.5 million in fiscal 2002. The net cash outflow from investing activities during fiscal 2003 was primarily a result of capital asset purchases and additions to intangible assets of $1.5 million. Capital asset additions include leasehold improvements of $0.5 million associated with consolidating operations into one facility, equipment purchases of $0.3 million and a $0.5 million enterprise agreement with Microsoft, which enables the Company to upgrade existing software to the latest version of the Microsoft XP-family of products. The Microsoft agreement includes future releases of new software versions over a three-year period, and standardization of the Company's development environment on the latest Microsoft development platform.

Financing activities for fiscal 2003 generated cash of $4.6 million compared to $0.2 million in fiscal 2002. The cash generated from financing activities in fiscal 2003 reflects the increased draw on the Company's bank line of $4.6 million. On October 18, 2002, the Company issued a US$0.65 million short term promissory note bearing interest at prime to Analogic. This was repaid on January 16, 2003. Financing activities for fiscal 2002 reflect proceeds of $13.6 million received on the issuance of shares and proceeds of $1.1 million received on the issuance of convertible debentures offset by the $8.3 million repayment of Dicomit notes payable and lower bank indebtedness of $6.2 million. The issuances of shares reflect the September 28, 2001 private placement of 4,000,000 common shares to Analogic at $2.96 per share for net proceeds of $11.8 million, (after taking into account the issuance of 266,666 common shares to a Canadian investment dealer), the November 23, 2001 private placement to Cerner Corporation of 200,000 common shares at US$0.75 per share for proceeds of $0.2 million, the May 3, 2002 private placement of 580,461 common shares to Analogic at $2.35 per share for net proceeds of $1.4 million, and the exercise of $0.2 million of stock options. The issuance of debentures reflects the issuance of $1.1 million of unsecured convertible debentures to Toyo Corporation of Japan.

On August 27, 2002, Analogic agreed to provide an additional guarantee in support of the Company's operating line of credit, by increasing its supporting letter of credit by up to $3.0 million, on an as required basis, in increments of $1.0 million. The letter of credit automatically renews each year unless the issuing bank is notified by Analogic at least 60 days prior to the December 20 expiry date of its intention to not extend the term of the letter of credit. Along with the $3.0 million increase, Analogic agreed to make available up to $2.0 million of additional support. Subsequent to June 30, 2003, Analogic increased the letter of credit by $2.0 million which temporarily increased the Company's borrowing capacity under the current operating line to $14.0 million. On October 31, 2003, the bank operating line will revert to $12.0 million unless further extended by the bank in writing. Analogic also agreed to extend the term of expiry of the letter of credit to December 20, 2004.

As of June 30, 2003, the Company's principal sources of liquidity consisted of the bank credit facility of $12.0 million (subsequently increased temporarily to $14.0 million), accounts receivable of $5.6 million and ongoing future operating cash flows. The Company will continue to seek other sources of financing to further strengthen its working capital position. Management believes the results of the above will provide sufficient operating cash flows to meet the Company's short-term cash requirements during fiscal 2004.

The Company's cash requirements in the short-term relates to the ongoing funding of its operations and the servicing of its debt.

The current liabilities of discontinued operations as at June 30, 2003 of $2.5 million included amounts due to Zeiss of $2.4 million in connection with the Company's acquisition of Zeiss' interest in SNS. On December 28, 2001, the Company announced that it had reached a settlement agreement with Zeiss. The agreement, which offset the receivables owed from Zeiss against amounts owed to Zeiss and reduced the Company's net liabilities to Zeiss, provided for a cash settlement of US$1.5 million to Zeiss, paid out over 18 months commencing April 30, 2002, and for the Company to provide US$1.5 million of software licenses and engineering services to Zeiss at no charge. As of June 30, 2003 the Company had paid US$1.25 million of the US$1.5 million cash portion of the liability. The Company is currently in discussions with Zeiss to provide goods or services in settlement of the non-cash liability. As detailed in note 14 to the audited Consolidated Financial Statements, the Company has also provided price protection on the value of certain warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2.0 million.